                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           ------------------------
                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                           ------------------------
                             TRIANGLE PACIFIC CORP.
                           (Name of Subject Company)

                           SAPLING ACQUISITION, INC.
                        ARMSTRONG WORLD INDUSTRIES, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  895912 10 3
                     (Cusip Number of Class of Securities)

                           ------------------------

                                DEBORAH K. OWEN
                          VICE PRESIDENT AND SECRETARY
                           SAPLING ACQUISITION, INC.
                      C/O ARMSTRONG WORLD INDUSTRIES, INC.
                            313 WEST LIBERTY STREET
                                 P.O. BOX 3001
                       LANCASTER, PENNSYLVANIA 17604-3001
                                 (717) 397-0611
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                           ROBERT E. KING, JR., ESQ.
                           BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                           ------------------------
                           CALCULATION OF FILING FEE

================================================================================
Transaction Valuation * :  $940,780,667        Amount of Filing Fee: $188,157
================================================================================
* For purposes of calculating the fee only. This amount assumes the purchase of 16,951,003 shares of common stock, par value $.01 per share ("Shares") of Triangle Pacific at a price per share of $55.50 in cash. Such number of shares represents all the Shares outstanding as of June 9, 1998, determined on a fully diluted basis. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:   $188,157          Filing Party: Armstrong World Industries
     Form or registration no.: Schedule 14D-1          Date Filed:  June 19, 1998

================================================================================
                         (Continued on following pages)
                              (Page 1 of 3 pages)

                        AMENDMENT NO. 3 TO SCHEDULE 14D

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on June 19, 1998, as amended by Amendment No. 1 filed with the Commission on June 25, 1998 and Amendment No. 2 filed with the Commission on July 2, 1998 (as amended, the "Schedule 14D-1"), by Armstrong World Industries, Inc., a Pennsylvania corporation ("Parent"), and Sapling Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent, relating to the tender offer of the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Triangle Pacific Corp., a Delaware corporation, at a purchase price of $55.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 1998 as supplemented by the First Supplement to the Offer to Purchase dated July 2, 1998 (as supplemented, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").
Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     The Schedule 14D-1 is hereby supplemented and/or amended as provided below:

OFFER TO PURCHASE

     The Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule 14D-1, as supplemented by the First Supplement to the Offer to Purchase, which is filed as Exhibit (a)(9) to Amendment No. 2 to the Schedule 14D-1, is hereby supplemented and/or amended as provided below (Section references correspond to Sections in the Offer to Purchase):

     "14. CERTAIN CONDITIONS TO THE OFFER"

     Clause (iii) of the first paragraph under this Section is amended and restated in its entirety as follows:

     "(iii) at any time on or after the date of this Offer to Purchase and on or prior to the Expiration Date, any of the following events shall have occurred:"

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 7, 1998


                                 SAPLING ACQUISITION, INC.


                                 By: /s/ Deborah K. Owen
                                    --------------------------------------------
                                    Deborah K. Owen
                                    Vice President and Secretary



                                 ARMSTRONG WORLD INDUSTRIES, INC.


                                 By: /s/ Deborah K. Owen
                                    --------------------------------------------
                                    Deborah K. Owen
                                    Senior Vice President, Secretary and General
                                    Counsel

                                       3